SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

INDIANA COMMUNITY BANCORP
(Name of Issuer)

Common Stock, Without Par Value
(Title of Class of Securities)

454674102
(CUSIP Number)

John K. Keach, Jr. Indiana Community Bancorp 501 Washington Street Columbus, Indiana 47201 (812) 522-1592	Copy to: Claudia V. Swhier, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 454674102

1	NAME OF REPORTING PERSON	John K. Keach, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	81,000
	8	SHARED VOTING POWER	114,103
	9	SOLE DISPOSITIVE POWER	81,000
	10	SHARED DISPOSITIVE POWER	114,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		195,103 (includes options to acquire 60,000 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.6%
14	TYPE OF REPORTING PERSON		IN

Item 1.  Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, no par value (the “Common Stock”), of Indiana Community Bancorp (the “Issuer”), an Indiana corporation having its principal office at 501 Washington Street, Columbus, Indiana 47201.

Item 2.  Identity and Background.

This Statement is filed by John K. Keach, Jr., whose business address is 501 Washington Street, Columbus, Indiana 47201. The Reporting Person is a citizen of the United States.

Mr. Keach is the Chairman, President and Chief Executive Officer of the Issuer and of the Issuer’s wholly owned subsidiary, Indiana Bank and Trust Company. The address of the Issuer and Indiana Bank and Trust Company is the same as that set forth in Item 1 above.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

This Statement is being filed to update information previously filed by the Reporting Person on Schedule 13G. The Reporting Person has acquired beneficial ownership of shares of Common Stock as compensation pursuant to restricted stock and option grants under the Issuer’s option plans, pursuant to allocations under the Issuer’s 401(k) plan and pursuant to acquisitions using personal funds.

Item 4.  Purpose of Transaction.

The Reporting Person does not have any plans or proposals that relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

As of the date of this Statement, Mr. Keach beneficially owns 195,103 shares of the Issuer’s Common Stock, which includes rights to acquire 60,000 shares upon the exercise of the options, representing a 5.6% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of the Issuer’s Common Stock that he beneficially owns, except with respect to 71,127 shares held jointly with his wife, 19,562 shares held by his wife, 958 shares held by his children, and 22,456 held by the trustee of the Issuer’s 401(k) plan.

During the past 60 days, Mr. Keach has not acquired beneficial ownership of any shares of Common Stock except pursuant to a grant of 12,000 restricted shares of Common Stock made on January 25, 2011 under the Issuer’s 2010 Stock Option and Incentive Plan.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares of the Issuer’s Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011	/s/ John K. Keach, Jr.
John K. Keach, Jr.